September 22, 2005



Mr. Conrad Nagel
Principal Accounting Officer
U.S. Microbics, Inc.
6451-C El Camino Real
Carlsbad, CA 92009


	Re:	U.S. Microbics, Inc.
		Form 10-KSB for Fiscal Year Ended September 30, 2004
Filed March 17, 2005
		File No. 0-14213


Dear Mr. Nagel:

      We have reviewed your response letter dated August 23, 2005 and have the following comment. Our review has been limited to those matters specifically addressed in this letter. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended September 30, 2004

Consolidated Statements of Deficiency in Stockholders` Equity,
page F-
6

1. We note your response to our prior comment number two from the letter dated August 8, 2005. We understand you have applied SAB Topic
5:A in accounting for shares issued to Fusion relating to future equity offerings. We believe that the likelihood of equity offering must be probable in order for specific incremental costs directly attributable to the offering to be deferred. According to sections six and seven of the Common Stock Purchase Agreement dated as of June
10, 2004, there are several obligations to both parties to commence sale and purchase of common stock. Please tell us the progress made on each obligation and your basis of concluding that the likelihood of the equity offering is probable in light of such obligations.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yong Choi, Staff Accountant at (202) 551-
3758 or
Kim Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

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Mr. Nagel
U.S. Microbics, Inc.
September 22, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010